SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 7)*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AMN Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001744101

(CUSIP Number)

Goldman, Sachs & Co.

Attention: Ben I. Adler, Esq.

200 West Street

New York, New York 10282

(212) 902-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐.

(1)	Names of reporting persons The Goldman Sachs Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF; OO
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power (See Item 5 below) 4,577
	(8)	Shared voting power (See Item 5 below) 3,582,687
	(9)	Sole dispositive power (See Item 5 below) 4,577
	(10)	Shared dispositive power (See Item 5 below) 3,582,687
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5 below) 3,587,264
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 (See Item 5 below) 8.2%
(14)	Type of reporting person (see instructions) HC-CO

(1)	Names of reporting persons Goldman, Sachs & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF; WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
(6)	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5 below) 3,582,687
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5 below) 3,582,687
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5 below) 3,582,687
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 (See Item 5 below) 8.2%
(14)	Type of reporting person (see instructions) BD-PN-IA

(1)	Names of reporting persons GSUIG, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power (See Item 5 below) 3,554,503
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power (See Item 5 below) 3,554,503
(11)	Aggregate amount beneficially owned by each reporting person (See Item 5 below) 3,554,503
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row 11 (See Item 5 below) 8.2%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 7 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on September 13, 2010, as amended by Amendment No. 1 to such statement filed with the SEC on December 17, 2010, Amendment No. 2 to such statement filed with the SEC on June 16, 2011, Amendment No. 3 to such statement filed with the SEC on July 8, 2011, Amendment No. 4 to such statement filed with the SEC on May 7, 2012, Amendment No. 5 to such statement filed with the SEC on June 1, 2012, and Amendment No. 6 to such statement filed with the SEC on July 13, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

The Reporting Persons intend to sell shares of Common Stock beneficially owned by them from time to time as they determine appropriate depending upon market conditions, subject to compliance with applicable law and the Stockholders Agreement.

Sales of shares of Common Stock may be made by each Reporting Person, at any time and from time to time, in the open market (including, without limitation, under Rule 144 and/or pursuant to the resale registration statement filed by the Issuer pursuant to the Registration Rights Agreement that was declared effective by the SEC), in privately negotiated transactions or otherwise. Each Reporting Person may also acquire additional securities of the Issuer from time to time. As stated in the Schedule 13D, the Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate.

In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A and II-B to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth in the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedules I, II-A or II-B to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) There are 40,834,819 shares of Common Stock issued and outstanding as of August 1, 2012, as reported by the Issuer in its Form 10-Q filed with the SEC on August 7, 2012.

(i) As of the close of business on August 9, 2012, GS Group may be deemed to have beneficially owned 3,587,264 shares of Common Stock in the aggregate, consisting of (i) 812,175 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, (vi) 2,071 shares of Common Stock issued pursuant to the Restricted Stock Unit Agreement and (vii) 2,506 shares of Common Stock issued pursuant to the SAR Agreement, representing in the aggregate beneficial ownership of approximately 8.2% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(ii) As of the close of business on August 9, 2012, Goldman Sachs may be deemed to have beneficially owned 3,582,687 shares of Common Stock in the aggregate, consisting of (i) 812,175 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement, (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement and (v) 28,184 shares of Common Stock acquired by Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 8.2% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(iii) As of the close of business on August 9, 2012, GSUIG may be deemed to have beneficially owned 3,554,503 shares of Common Stock in the aggregate, consisting of (i) 812,175 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 2,536,660 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG at the closing of the Merger, (iii) 102,272 shares of Common Stock issuable upon conversion of the Preferred Stock issued to GSUIG pursuant to the Termination and Release Agreement and (iv) 103,396 shares of Common Stock issuable upon conversion of the Preferred Stock delivered to GSUIG from escrow as a consideration adjustment pursuant to Section 3.4 of the Merger Agreement, representing in the aggregate beneficial ownership of approximately 8.2% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the SEC, in which GS Group, Goldman Sachs or GSUIG may be deemed a member.

As a result of certain of the matters described in Item 4 in the Schedule 13D, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 5,203,918, which represents approximately 11.8% of the Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) Except as set forth on Schedule A attached hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B to the Schedule 13D, since the filing of Amendment No. 6 to the Schedule 13D through August 9, 2012. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Goldman Sachs or another wholly-owned broker or dealer subsidiary of GS Group. The transactions in the Common Stock set forth on Schedule A were effected in open market transactions on the New York Stock Exchange, the over-the-counter market and various other trading markets.

(d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated August 13, 2012
THE GOLDMAN SACHS GROUP, INC.

	By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

Dated August 13, 2012

GOLDMAN, SACHS & CO.

	By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

Dated August 13, 2012

GSUIG, L.L.C.

	By:	/s/ Yvette Kosic
Name: Yvette Kosic
Title: Attorney-in-fact

SCHEDULE A

Date	Number of Shares Sold	Price Per Share($)(12)
07/25/2012	5,700	$5.910175(1)
07/26/2012	15,068	$5.949443(2)
07/27/2012	36,973	$6.120758(3)
07/30/2012	7,786	$6.114287(4)
07/31/2012	14,103	$5.904908(5)
08/01/2012	10,830	$5.771058(6)
08/03/2012	137,716	$6.116539(7)
08/06/2012	69,505	$6.085907(8)
08/07/2012	49,871	$6.057994(9)
08/08/2012	52,448	$6.13517(10)
08/09/2012	142,000	$6.422107 (11)

(1)	Reflects a weighted average sale price of $5.910175 per share, at prices ranging from $5.90 to $5.92 per share.
(2)	Reflects a weighted average sale price of $5.949443 per share, at prices ranging from $5.90 to $6.05 per share.
(3)	Reflects a weighted average sale price of $6.120758 per share, at prices ranging from $6.02 to $6.16 per share.
(4)	Reflects a weighted average sale price of $6.114287 per share, at prices ranging from $6.08 to $6.22 per share.
(5)	Reflects a weighted average sale price of $5.904908 per share, at prices ranging from $5.825 to $6.03 per share.
(6)	Reflects a weighted average sale price of $5.771058 per share, at prices ranging from $5.75 to $5.86 per share.
(7)	Reflects a weighted average sale price of $6.116539 per share, at prices ranging from $6.00 to $6.35 per share.
(8)	Reflects a weighted average sale price of $6.085907 per share, at prices ranging from $6.00 to $6.15 per share.
(9)	Reflects a weighted average sale price of $6.057994 per share, at prices ranging from $6.02 to $6.08 per share.
(10)	Reflects a weighted average sale price of $6.13517 per share, at prices ranging from $6.05 to $6.17 per share.
(11)	Reflects a weighted average sale price of $6.422107 per share, at prices ranging from $6.25 to $6.51 per share.
(12)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.